EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

By and Among

COSTAR VIDEO SYSTEMS, LLC

VIDEO SOLUTIONS TECHNOLOGY CENTER, LLC

SOUTHERN IMAGING, INC.

VIDEO SOLUTIONS TECHNOLOGY CENTER, INC.

and

THE SHAREHOLDERS OF SOUTHERN IMAGING, INC.

Dated as of June 20, 2006

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5.4	Title and Condition of Purchased Assets	19
5.5	Intangible Rights	20
5.6	Contracts	20
5.7	Restrictions on Business Activities	21
5.8	Financial Statements; Undisclosed Liabilities; Inventory; Accounts Receivable	21
5.9	Real Property	22
5.10	Subsidiaries	23
5.11	Absence of Changes or Events	23
5.12	Taxes	24
5.13	Employees	24
5.14	Employee Benefit Plans	24
5.15	Compliance with Law; Permits	25
5.16	Environmental Protection	26
5.17	Insurance	26
5.18	Litigation; Product Claims	26
5.19	Transactions with Affiliates	27
5.20	Suppliers and Customers	27
5.21	Absence of Certain Business Practices	27
5.22	Brokers and Finders	28
5.23	Disclosure	28
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASERS		28
6.1	Organization; Standing; Qualification	28
6.2	Authority Relative to this Agreement	28
6.3	Consents and Approvals; No Violations	29
6.4	Brokers and Finders	29
ARTICLE VII
COVENANTS OF THE PARTIES		30
7.1	Access to Information; Confidentiality	30
7.2	Public Announcements	30
7.3	Certain Tax Matters	30
7.4	Non-Compete	31
7.5	Capitalization and Insurance	31
7.6	Employee Benefit Plans	32
7.7	Employees	32

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7.8	Names of Sellers	33
7.9	Litigation	33
7.10	Collection of Accounts Receivable	33
ARTICLE VIII
SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION		33
8.1	Survival of Representations and Covenants	33
8.2	Indemnification	34
8.3	Conditions of Indemnification	34
8.4	Disclosure	36
8.5	Right of Set Off	36
ARTICLE IX
MISCELLANEOUS		36
9.1	Further Assurances	36
9.2	Entire Agreement	36
9.3	Successors and Assigns	36
9.4	Governing Law	37
9.5	Severability	37
9.6	Waiver of Compliance	37
9.7	Amendments and Waivers	37
9.8	Counterparts	37
9.9	Captions	38
9.10	Certain References	38
9.11	Interpretation	38
9.12	Notices	38
9.13	Expenses	39

EXHIBITS

A	Employment Agreements
B	Southern Imaging Lease Assignment Agreement
C	Video Solutions Lease Assignment Agreement
D	Bill of Sale
E	Assignment and Assumption Agreement
F	Restricted Stock Agreement
G	Intangible Rights Assignment Agreement

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of June 20, 2006 by and among Southern Imaging, Inc., a Texas corporation (“Southern Imaging”), Video Solutions Technology Center, Inc., a Nevada corporation (“Video Solutions” and, together with Southern Imaging, collectively, the “Sellers” and each a “Seller”), Arthur Thompson (“Thompson”), Linda Merken (“Merken”), James Pritchett (“Pritchett”), William Switzer (“Switzer”) and Edward Kim (“Kim”) (Thompson, Merken, Pritchett, Switzer and Kim are hereinafter referred to collectively as the “Shareholders” and each as a “Shareholder”), Costar Video Systems, LLC, a Delaware limited liability company (“Newco”), and Video Solutions Technology Center, LLC, a Delaware limited liability company (“Newco Sub”, and together with Newco, collectively, the “Purchasers” and each a “Purchaser”).

RECITALS

WHEREAS, the Shareholders own all of the issued and outstanding shares of capital stock of Southern Imaging; and

WHEREAS, Southern Imaging owns all of the issued and outstanding shares of capital stock of Video Solutions; and

WHEREAS, the Sellers are in the business of designing, developing, sourcing, selling and distributing, video and imaging products and accessories (the “Business”);

WHEREAS, the Shareholders and Sellers desire to sell to Purchasers, and Purchasers desire to purchase from the Sellers, certain Purchased Assets (as hereinafter defined) used in, held by or relating to the Business, and Purchasers have agreed to assume certain specified liabilities pertaining to the Business described herein, in each case upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in connection with the transactions set forth herein, the Purchasers desire to enter into employment agreements with each of Thompson, Pritchett, Switzer, Charles Merken and Kim in the form attached hereto as Exhibit A (the “Employment Agreements”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, agreements and conditions contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Unless otherwise provided herein, capitalized terms used herein without definition shall have the meanings ascribed to them in Appendix A attached hereto.

ARTICLE II

PURCHASE AND SALE OF SELLERS’ ASSETS

2.1 Purchased Assets.

(a) Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 4.1 hereof), Southern Imaging shall sell, assign, transfer, convey and deliver to Newco, and Newco shall purchase, receive and accept from Southern Imaging, the following assets and rights owned by, leased to or otherwise used or usable by Southern Imaging in the operation of the Business, wherever located, whether tangible or intangible, real, personal or mixed (collectively, the “Southern Imaging Purchased Assets”):

(i) Assumed Contract Rights. All of Southern Imaging’s rights, title and interest after the Closing Date in and to the Assumed Contracts (as defined in Section 5.6 hereof) to which Southern Imaging is a party, which Southern Imaging shall assign to Newco pursuant to the Assignment and Assumption Agreement;

(ii) Leased Real Property. All leasehold interests of Southern Imaging, as lessee, arising after the Closing Date, in the real property described on Schedule 5.9 (the “Southern Imaging Facility”), together will all rights, title and interest of Southern Imaging in and to any leasehold improvements relating thereto, which Southern Imaging shall assign to Newco pursuant to the Southern Imaging Lease Assignment Agreement;

(iii) Equipment. All machinery, equipment, mechanical and electrical tools, handheld electronic devices, warehousing equipment and shelving, furniture and fixtures, office equipment and supplies, telephone equipment, computers, software and related equipment, motor vehicles (including, without limitation, forklift trucks), maintenance and repair equipment, spare parts, accessories, boxes, miscellaneous inventories, stores and other items of tangible personal property, whether or not reflected on the Financial Statements, owned by, leased to or otherwise used or usable by Southern Imaging in connection with the Business, including, without limitation, those items described on Schedule 2.1(a)(iii) hereto, together with all operating manuals pertaining thereto (the “Southern Imaging Equipment”); provided, however, that the Southern Imaging Equipment shall not include any Hazardous Substances;

(iv) Permits. All licenses, certificates, permits, franchises, registrations and authorizations of any Governmental Authority, and all permits, qualifications, certifications and licenses, which are held by Southern Imaging and required or otherwise related to the operation or ownership of the Business or the Southern Imaging Purchased Assets, including, without limitation, those listed on Schedule 5.15 hereto (the “Southern Imaging Permits”), but only to the extent such Southern Imaging Permits may be transferred as a matter of law (but if any Southern Imaging Permit cannot be transferred as a matter of law, Southern Imaging agrees to cooperate with and reasonably assist Newco in obtaining such Southern Imaging Permit in accordance with the provisions of Section 2.4);

(v) Intangible Rights. All of Southern Imaging’s right, title and interest in and to all trademarks, trademark applications, service marks, trade names, domain names and website addresses, copyrights, patents and patent applications, including all federal, state and foreign registrations thereof, and all technology, trade secrets, product designs and specifications, software programs, inventions, methods, processes, systems, know how, customer and supplier lists, pricing policies, market plans, business and development plans and other intangible rights and confidential or proprietary information, including, without limitation, those listed on Schedule 5.5 hereto (the “Southern Imaging Intangible Rights”), and all rights to sue for past or on-going infringement or misappropriation of any of the Southern Imaging Intangible Rights and to seek and retain any recoveries resulting therefrom;

(vi) Inventory. All of Southern Imaging’s inventory of raw materials (including packaging materials), work-in-process, finished goods, and any other goods, materials and merchandise, wherever located, including, without limitation, the inventory listed on Schedule 2.1(a)(vi) hereto (the “Southern Imaging Inventory”); provided, however, that Southern Imaging Inventory shall not include any Hazardous Substances;

(vii) Prepaid Expenses. All of Southern Imaging’s prepaid expenses, deposits, charges, sums and fees in respect of the Business or any of the Southern Imaging Purchased Assets;

(viii) Warranties. All of Southern Imaging’s rights under manufacturers’ and vendors’ warranties, and all similar rights against third parties, relating to items included in the Southern Imaging Purchased Assets, to the full extent such rights are transferable (the “Southern Imaging Warranties”);

(ix) Books and Records. Originals or, where not available, copies, of the books and records (including all computerized records and other storage media and the software used in connection therewith) of Southern Imaging relating to the Business, including but not limited to all contracts, leases and other agreements and documentation which relate to or are a part of the Southern Imaging Purchased Assets, books and records relating to accounts receivable of Southern Imaging, accounting and financial information, customer and supplier lists, customer and supplier files and account histories, payroll and personnel records, plans and procedures (the “Southern Imaging Books and Records”), but not including (i) the corporate minute books, capital stock books or tax returns of Southern Imaging or (ii) any books and records directly pertaining to the Excluded Assets;

(x) Accounts Receivable. All of Southern Imaging’s accounts receivable and other amounts due from third parties (“Southern Imaging Accounts Receivable”);

(xi) Cash and Cash Equivalents. All of Southern Imaging’s cash and cash equivalents;

(xii) Telephone Numbers; URL Addresses. All assignable rights, if any, to all telephone lines and numbers used by Southern Imaging in the conduct of the Business and the URL addresses set forth on Schedule 2.1(a)(xii);

(xiii) Advertising Materials. All promotional and advertising materials relating to the Business, including but not limited to, catalogs, brochures, handbooks, manuals and other such materials;

(xiv) Names. All right, title and context in and to the names “Southern Imaging”, “Costar Video” and “Costar Imaging” (or any derivatives thereof);

(xv) Goodwill. The goodwill of the Business as a going concern, including specifically the goodwill associated with Southern Imaging Intangible Rights;

(xvi) Insurance Proceeds. All insurance proceeds (except to the extent relating to an Excluded Asset) for damage to, or the destruction or loss of, the Southern Imaging Facility or any of the Southern Imaging Purchased Assets; and

(xvii) Other Assets. All other rights and assets relating to, used, or held for use, in connection with the conduct of the Business, but excluding the Excluded Assets.

(b) Subject to the terms and conditions set forth herein, at the Closing, Video Solutions shall sell, assign, transfer, convey and deliver to Newco Sub, and Newco Sub shall purchase, receive and accept from Video Solutions, the following assets and rights owned by, leased to or otherwise used or usable by Video Solutions in the operation of the Business, wherever located, whether tangible or intangible, real, personal or mixed (collectively, the “Video Solutions Purchased Assets”; and together with the Southern Imaging Purchased Assets, the “Purchased Assets”):

(i) Assumed Contract Rights. All of Video Solutions’ rights, title and interest after the Closing Date in and to the Assumed Contracts to which Video Solutions is a party, which Video Solutions shall assign to Newco Sub pursuant to the Assignment and Assumption Agreement;

(ii) Leased Real Property. All leasehold interests of Video Solutions, as lessee, arising after the Closing Date, in the real property described on Schedule 5.9 (the “Video Solutions Facility”; and together with the Southern Imaging Facility, the “Facilities”), together will all rights, title and interest of Video Solutions in and to any leasehold improvements relating thereto, which Video Solutions shall assign to Newco Sub pursuant to the Video Solutions Lease Assignment Agreement;

(iii) Equipment. All machinery, equipment, mechanical and electrical tools, handheld electronic devices, warehousing equipment and shelving, furniture and fixtures, office equipment and supplies, telephone equipment, computers, software and related equipment, motor vehicles (including, without limitation, forklift trucks), maintenance and repair equipment, spare parts, accessories, boxes, miscellaneous inventories, stores and other items of tangible personal property, whether or not reflected on the Financial Statements, owned by, leased to or otherwise used or usable by Video Solutions in connection with the Business, including, without limitation, those items described on Schedule 2.1(b)(iii) hereto, together with all operating manuals pertaining thereto (the “Video Solutions Equipment” and together with the Southern Imaging Equipment, the “Equipment”); provided, however, that the Video Solutions Equipment shall not include any Hazardous Substances;

(iv) Permits. All licenses, certificates, permits, franchises, registrations and authorizations of any Governmental Authority, and all permits, qualifications, certifications and licenses, which are held by Video Solutions and required or otherwise related to the operation or ownership of the Business or the Video Solutions Purchased Assets, including, without limitation, those listed on Schedule 5.15 hereto (the “Video Solutions Permits”; and together with the Southern Imaging Permits, the “Permits”), but only to the extent such Video Solutions Permits may be transferred as a matter of law (but if any Video Solutions Permit cannot be transferred as a matter of law, Video Solutions agrees to cooperate with and reasonably assist Newco Sub in obtaining such Video Solutions Permit in accordance with the provisions of Section 2.4);

(v) Intangible Rights. All of Video Solutions’ right, title and interest in and to all trademarks, trademark applications, service marks, trade names, domain names and website addresses, copyrights, patents and patent applications, including all federal, state and foreign registrations thereof, and all technology, trade secrets, product designs and specifications, software programs, inventions, methods, processes, systems, know how, customer and supplier lists, pricing policies, market plans, business and development plans and other intangible rights and confidential or proprietary information, including, without limitation, those listed on Schedule 5.5 hereto (the “Video Solutions Intangible Rights”; and together with the Southern Imaging Intangible Rights the “Intangible Rights”) and all rights to sue for past or on-going infringement or misappropriation of any of the Video Solutions Intangible Rights and to seek and retain any recoveries resulting thereof;

(vi) Inventory. All of Video Solutions’ inventory of raw materials (including packaging materials), work-in-process, finished goods and any other goods, materials and merchandise, wherever located (the “Video Solutions Inventory”; and together with the Southern Imaging Inventory the “Inventory”); provided, however, that Video Solutions Inventory shall not include any Hazardous Substances;

(vii) Prepaid Expenses. All of Video Solutions’ prepaid expenses, deposits, charges, sums and fees in respect of the Business or any of the Video Solutions Purchased Assets;

(viii) Warranties. All of Video Solutions’ rights under manufacturers’ and vendors’ warranties, and all similar rights against third parties, relating to items included in the Video Solutions Purchased Assets, to the full extent such rights are transferable (the “Video Solutions Warranties”; and together with the Southern Imaging Warranties, the “Warranties”);

(ix) Books and Records. Originals or, where not available, copies, of the books and records (including all computerized records and other storage media and the software used in connection therewith) of Video Solutions relating to the Business, including but not limited to all contracts, leases and other agreements and documentation which relate to or are a part of the Video Solutions Purchased Assets, books and records relating to accounts receivable of Video Solutions, accounting and financial information, customer and supplier lists, customer and supplier files and account histories, payroll and personnel records, plans and procedures (the “Video Solutions Books and Records”; and together with the Southern Imaging Books and Records, the “Books and Records”), but not including (i) the corporate minute books, capital stock books or tax returns of Video Solutions or (ii) any books and records directly pertaining to the Excluded Assets;

(x) Accounts Receivable. All of Video Solutions’ accounts receivable and other amounts due from third parties (“Video Solutions Accounts Receivable” and together with the Southern Imaging Accounts Receivable, the “Accounts Receivable”);

(xi) Cash and Cash Equivalents. All of Video Solutions’ cash and cash equivalents;

(xii) Telephone Numbers; URL Addresses. All assignable rights, if any, to all telephone lines and numbers used by Video Solutions in the conduct of the Business and URL addresses set forth on Schedule 2.1 (b)(xii);

(xiii) Advertising Materials. All promotional and advertising materials relating to the Business, including but not limited to, catalogs, brochures, handbooks, manuals and other such materials;

(xiv) Names. All right, title and context in and to the name “Video Solutions” (or any derivatives thereof);

(xv) Goodwill. The goodwill of the Business as a going concern, including specifically the goodwill associated with Video Solutions Intangible Rights;

(xvi) Insurance Proceeds. All insurance proceeds (except to the extent relating to an Excluded Asset) for damage to, or the destruction or loss of, the Video Solutions Facility or any of the Video Solutions Purchased Assets; and

(xvii) Other Assets. All other rights and assets relating to, used, or held for use, in connection with the conduct of the Business, but excluding the Excluded Assets.

2.2 Excluded Assets. It is understood and agreed among the parties that the following assets (the “Excluded Assets”) shall not be included in the Purchased Assets and shall be excluded therefrom:

(a) the corporate minute books, capital stock books and tax returns of each Seller;

(b) any and all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by either Seller with respect to income tax liabilities or withholding taxes relating to the Business accruing prior to the Closing Date;

(c) any Equipment or Inventory containing Hazardous Substances and any assets of the Business listed on Schedule 2.2(c) hereto; and

(d) any intercompany accounts, including those listed on Schedule 2.2(d) hereto.

2.3 Assumed and Excluded Liabilities.

(a) At the Closing and except as otherwise provided in Section 2.3(d), Newco shall assume and agree to pay, honor and discharge when due the following liabilities (collectively, the “Southern Imaging Assumed Liabilities”):

(i) all Assumed Contract Obligations relating to Assumed Contracts to which Southern Imaging is a party;

(ii) the Assumed Debt;

(iii) all trade payables of Southern Imaging incurred in the ordinary course of business and listed by item and amount on Schedule 2.3(a)(iii) hereto;

(iv) all current liabilities of Southern Imaging incurred in the ordinary course of business and listed by item and amount on Schedule 2.3(a)(iv) hereto.

(b) At the Closing and except as otherwise provided in Section 2.3(d), Newco Sub shall assume and agree to pay, honor and discharge when due the following liabilities (collectively, the “Video Solutions Assumed Liabilities”; and together with the Southern Imaging Assumed Liabilities, the “Assumed Liabilities”):

(i) all Assumed Contract Obligations relating to Assumed Contracts to which Video Solutions is a party;

(ii) all trade payables of Video Solutions incurred in the ordinary course of business and listed by item and amount on Schedule 2.3(b)(ii) hereto;

(iii) all current liabilities of Video Solutions incurred in the ordinary course of business and listed by item and amount on Schedule 2.3(b)(iii) hereto.

(c) Other than the Assumed Liabilities, the Purchasers shall not assume, and the parties do not intend for Purchasers to assume, pursuant to this Agreement or otherwise, any liabilities or obligations of either Seller, its shareholders or Affiliates of any kind or nature whatsoever, whether accrued, absolute, contingent or otherwise, known or unknown, including, without limitation, any of the Excluded Liabilities (as defined in Section 2.3(d) hereof). Sellers shall faithfully pay, honor, perform and discharge as and when due all of the Excluded Liabilities.

(d) Purchasers shall not assume and shall not be liable for, and the Assumed Liabilities shall not include, the following liabilities (the “Excluded Liabilities”):

(i) any debts, liabilities or obligations, litigations, proceedings, claims and all other liabilities of any kind whatsoever, whether known or unknown, to the extent (A) not pertaining to the Business or the Purchased Assets or (B) arising from or relating to the Business or the Purchased Assets on or prior to the Closing Date;

(ii) any debts or liabilities of any Shareholder or either Seller (other than the Assumed Debt, the trade payables set forth on Schedules 2.3(a)(iii) and 2.3(b)(ii) and the current liabilities set forth on Schedules 2.3(a)(iv) and 2.3(b)(iii)) including, without limitation, any amounts or obligations due or arising under any financing documents or equipment financing arrangements, bank debt, accounts payable, indebtedness to Affiliates and any other debts or liabilities;

(iii) the expenses of Sellers referred to in Section 9.13 hereof;

(iv) any obligations that arise under any guaranty or surety arrangement made by either Seller or the Shareholders;

(v) (A) any Taxes incurred or payable with respect to the Business and the Purchased Assets on or prior to the Closing Date including, without limitation, any taxes due with respect to the Facilities or pursuant to the transactions contemplated by this Agreement, and (B) any liability of either Seller for Taxes (including pursuant to the transactions contemplated by this Agreement);

(vi) (A) any debts, liabilities or obligations arising out of either Seller’s payroll obligations or employee benefit plans, and (B) any debts, liabilities or obligations arising out of the employment or termination of employment of any employees of either Seller, whether or not arising from the transactions contemplated herein;

(vii) any product liability or warranty claim with respect to any products sold by the Business on or prior to the Closing Date; and

(viii) any debts, liabilities or obligations, known or unknown, contingent or liquidated or otherwise, pertaining to the Excluded Assets.

2.4 Nonassignable Assets. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an Agreement to sell, assign, transfer, convey or sublease any Purchased Asset, including any Permit and any Assumed Contract, if an attempted sale, assignment, transfer, conveyance or sublease thereof without the consent of another Person or Persons is prohibited by any applicable Law or would constitute a breach of, or in any way affect the rights of Sellers or Purchasers with respect to, such Purchased Asset (any such Purchased Asset being referred to as a “Nonassignable Asset”). Sellers shall use reasonable efforts, and Purchasers shall cooperate with Sellers in all reasonable respects, to obtain and satisfy all consents and to resolve all impracticalities of sale, assignment, transfer, conveyance or sublease necessary to sell, assign, transfer, convey or sublease any and all Nonassignable Assets (or any interest therein) in accordance with this Agreement. If any such consent is not obtained and is required to effectively assign a Purchased Asset, Sellers will use their best efforts to provide, or cause to be provided, to Purchasers the full claims, rights and benefits of or under such Nonassignable Assets. To the extent that Purchasers are provided the benefits pursuant to this Section 2.4 of any Assumed Contract, the applicable Purchaser shall perform for the benefit of the other Persons that are parties thereto the obligations thereunder of the Seller party thereto and pay, discharge and satisfy any related liabilities that, but for the lack of an authorization, approval, consent or waiver to assign such liabilities to such Purchasers, would be Assumed Liabilities.

ARTICLE III

PAYMENT OF PURCHASE PRICE

3.1 Purchase Price.

(a) The consideration to be paid by Purchasers to Sellers for the Purchased Assets (the “Purchase Price”) shall be, and shall be paid, as set forth below in this Section 3.1:

(i) At the Closing, Dynabazaar, Inc., the parent corporation of Newco (“Parent”), shall issue to the Shareholders, in the aggregate, 200,000 shares of the Common Stock of Parent, $0.001 par value per share (the “Shares”); provided, however, the parties hereto agree that the Shares shall be “restricted stock” and may not be sold except in accordance with the terms and conditions of the Restricted Stock Agreement attached hereto as Exhibit F (the “Restricted Stock Agreement”).

(ii) Subject to the provisions of Sections 3.3, 3.4, 3.5 and 3.6 hereof, at the Closing, Purchasers shall pay or cause to be paid to Sellers an aggregate amount, in cash, equal to Three Million Dollars ($3,000,000), less the Value of the Shares (as hereinafter determined) (the “Closing Date Cash Purchase Price”) by wire transfer of immediately available funds to such account as is specified by Sellers at least two (2) Business Days prior to the Closing Date; and

(iii) On the dates specified in Section 3.7 hereof, Purchasers shall pay, by wire transfer of immediately available funds to such account as is specified by Sellers at least two (2) Business Days prior to such date, the Deferred Payments (as defined in Section 3.7 hereof); and

(iv) At the Closing, Purchasers shall assume and/or discharge the Assumed Liabilities.

(b) The “Value of the Shares” shall be equal to the product of: (i) 200,000, and (ii) the average of the closing prices, as reported by the National Association of Securities Dealers OTC Bulletin Board quotation service (or such other service or system reporting the closing prices of the stock of Parent) for the ten (10) Business Days immediately preceding (but excluding) the Closing Date.

3.2 Inventory Count and Determination of Inventory Valuation. As close to, but prior to, the Closing Date as reasonably possible, Sellers (and/or its designated representatives) shall conduct a physical review of the Inventory, during which they shall (i) complete a count of the Inventory (the “Inventory Count”), (ii) calculate the Inventory Valuation as of the Closing Date in accordance with GAAP, net of reserves, at the lower of cost or market on a first-in first-out basis, it being understood and agreed among the parties that no value shall be accorded to inventory stores and supplies (including pallets), any damaged, discontinued or off-specification inventory, any obsolete raw materials inventory (greater than twelve (12) months in age), any slow moving finished goods inventory (greater than twelve (12) months in age) or any items dispositioned to scrap, and (iii) prepare and execute a statement setting forth the Inventory Count and the Inventory Valuation.

3.3 Estimated Closing Balance Sheet. Sellers shall prepare an estimated consolidated balance sheet of the Business conveyed as of the Closing Date (the “Estimated Closing Balance Sheet”), and shall deliver such Estimated Closing Balance Sheet to Purchasers not later than three (3) days prior to the Closing Date. The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP. Accompanying the Estimated Closing Balance Sheet shall be a schedule prepared by Sellers consistent with the Estimated Closing Balance Sheet setting forth the calculations of the estimated Net Working Capital and the Assumed Debt as of the Closing Date. For purposes of preparing the Estimated Closing Balance Sheet and calculating the estimated Net Working Capital (i) the value of the Inventory shall be the Inventory Valuation determined pursuant to Section 3.2, (ii) accounts receivable shall be valued net of an allowance for doubtful accounts determined in accordance with GAAP, it being understood and agreed that any receivable uncollected more than ninety 90 days after the invoice date shall be considered a doubtful account, and (iii) the valuation of any of the current or fixed assets shall not be restated upwards since the valuation as of the date of the Balance Sheet.

3.4 Closing Net Working Capital and Assumed Debt Adjustments. The Closing Date Cash Purchase Price shall be subject to adjustment on the Closing Date as follows:

(a) In the event that Net Working Capital as calculated based on the Estimated Closing Balance Sheet (the amount of such Net Working Capital estimated as of the Closing Date being hereinafter referred to as the “Estimated Net Working Capital”) is less than $3,184,413 (the “Target Net Working Capital”) less $75,000 (the “Net Working Capital Adjustment Amount”)(the “Target Net Working Capital Floor”), then the Closing Date Cash Purchase Price shall be decreased by the amount the that the Estimated Net Working Capital is less that the Target Net Working Capital Floor. In the event that the Estimated Net Working Capital is greater than that Target Net Working Capital plus the Net Working Capital Adjustment Amount (the “Target Net Working Capital Ceiling”), then the Closing Date Cash Purchase Price shall be increased by the amount that the Estimated Net Working Capital exceeds the Target Net Working Capital Ceiling. In the event that Estimated Net Working Capital is equal to or greater than the Target Net Working Capital Floor and equal to or less than the Target Net Working Capital Ceiling, then no adjustment to the Closing Date Cash Purchase Price shall be made pursuant to the provisions of this Section 3.4(a).

(b) In the event that Assumed Debt as calculated based on the Estimated Closing Balance Sheet is greater than $2,475,000, the Closing Date Cash Purchase Price shall be decreased to the extent of such excess. In the event that Assumed Debt as calculated based on the Estimated Balance Sheet is equal to or less than $2,475,000, then no adjustments to the Closing Date Cash Purchase Price shall be made pursuant to the provisions of this Section 3.4(b).

3.5 Closing Balance Sheet.

(a) Purchasers shall prepare a consolidated balance sheet of the Business conveyed as of the Closing Date (the “Closing Balance Sheet”), and shall deliver such Closing Balance Sheet to Sellers not later than sixty (60) days after the Closing. The Closing Balance Sheet shall be prepared in accordance with GAAP and audited by Purchasers’ independent auditors (“Purchasers’ Accountant”), it being understood and agreed that such audit may include, at the request of Purchasers’ Accountant, a recount and/or revaluation of the Inventory in accordance with Section 3.2. Accompanying the Closing Balance Sheet shall be a schedule prepared by Purchasers consistent with the Closing Balance Sheet setting forth the calculation of Net Working Capital as of the Closing Date. The Closing Balance Sheet and the Net Working Capital as of the Closing Date shall be prepared and calculated in accordance with the procedures set forth in Section 3.3.

(b) The Closing Balance Sheet and the calculation of Net Working Capital based on the Closing Balance Sheet shall be conclusive and binding upon the parties hereto unless Sellers object in writing to any item or items shown thereon or omitted therefrom within twenty (20) Business Days after delivery thereof to Sellers. If Sellers shall have timely delivered to Purchasers a notice disputing one or more such items, specifying in reasonable detail each of Sellers’ objections, the parties shall each use commercially reasonable efforts through authorized officers to resolve the objections in good faith. If no resolution is reached within twenty (20) Business Days after the notice of objection is given, then the issues that remain in dispute shall be promptly submitted to Deloitte & Touche LLP or, if such firm does not accept the engagement to make such determination, another nationally recognized independent accounting firm to be agreed upon by the parties hereto (the “Independent Accountant”) for review and resolution. The Independent Accountant shall determine all items in dispute and deliver its written report thereon to the parties within twenty (20) Business Days after such dispute is submitted to it, and such written report shall be conclusive and binding upon the parties (absent manifest error). The fees and expenses of the Independent Accountant shall be shared equally by Purchasers and Sellers.

3.6 Post-Closing Working Capital Adjustments. The Purchase Price shall be subject to further adjustment after the Closing Balance Sheet and the calculation of Net Working Capital based on the Closing Balance Sheet becomes conclusive and binding upon the parties as follows:

(a) In the event that Net Working Capital as calculated based on the Closing Balance Sheet is less than the Target Net Working Capital Floor, then Sellers shall be required to pay Purchasers the amount of such shortfall, plus interest thereon from the Closing Date through and including the date of determination at the rate publicly announced by Citibank, N.A. as its prime rate in effect as of the date of such determination (“Interest”). In the event that the Net Working Capital as calculated based on the Closing Balance Sheet is greater than the Target Net Working Capital Ceiling, then Purchasers shall be required to pay Sellers the amount of such excess, plus Interest. In the event that the Net Working Capital as calculated based on the Closing Balance Sheet is equal to or greater than the Target Net Working Capital Floor and equal to or less than the Target Net Working Capital Ceiling, then no payments shall be required to be made pursuant to this Section 3.6(a).

(b) Any payment due pursuant to the provisions of Sections 3.6(a) hereof shall be made within five (5) Business Days after the Closing Balance Sheet and the calculations of Net Working Capital based on the Closing Balance Sheet become conclusive and binding upon the parties, in cash by wire transfer of immediately available funds to such account as Purchasers or Sellers, as the case may be, shall designate in writing.

3.7 Deferred Payments.

(a) In the event that both EBITDA and Net Sales for the Purchasers for the year ended December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009, respectively (each such period being referred to herein as an “Applicable Period”, the amount of such EBITDA during an Applicable Period being referred to as the “Applicable EBITDA” and the amount of such Net Sales during an Applicable Period being referred to as the “Applicable Net Sales”), shall be equal to or greater than the respective thresholds indicated below, then Purchasers shall pay to Sellers as additional consideration for the sale of the Purchased Assets (each such amount referred to herein as a “Deferred Payment” and collectively the “Deferred Payments”), an amount calculated as follows:

Applicable Period	If Applicable EBITDA is equal to or greater than:		If Applicable Net Sales are equal to or greater than:	Applicable Deferred Payment Cap Amount	Deferred Payment Amount

Year ended December 31, 2006	$1,200,000	and	$12,000,000	$718,000	The lesser of (x) the product of (1) the Applicable EBITDA and (2) .4128 or (y) Applicable Deferred Payment Cap Amount for such Applicable Period.
Year ended December 31, 2007	$1,400,000	and	$13,500,000	$888,000	The lesser of (x) the product of (1) the Applicable EBITDA and (2) .4128 or (y) Payment Cap Amount for such Applicable Period.
Year ended December 31, 2008	$1,800,000	and	$15,200,000	$1,094,000	The lesser of (x) the product of (1) the Applicable EBITDA and (2) .4128 or (y) Payment Cap Amount for such Applicable Period.
Year ended December 31, 2009	$2,200,000	and	$17,000,000	$1,300,000	The lesser of (x) the product of (1) the Applicable EBITDA and (2) .4128 or (y) Payment Cap Amount for such Applicable Period.

(b) For purposes hereof, the EBITDA and Net Sales of Purchasers for the year ended December 31, 2006, shall be equal to the sum of (i) the EBITDA and Net Sales of Sellers for the period commencing on January 1, 2006 and ending on the Closing Date and (ii) the EBITDA and Net Sales of Purchasers for the period from and after the Closing Date and ending on December 31, 2006.

(c) It is understood and agreed that the maximum aggregate amount of the Deferred Payments payable by Purchasers to Sellers pursuant to this Section 3.7 shall be $4,000,000.

(d) In the event that the Deferred Payment due and payable pursuant to Section 3.7(a) with respect to an Applicable Period is less than the Applicable Deferred Payment Cap Amount, as may be adjusted pursuant to this Section 3.7(d) for such Applicable Period, then the amount of such shortfall shall be carried over to the subsequent Applicable Period and added to the amount of the Applicable Deferred Payment Cap Amount for such subsequent Applicable Period; provided, however, that in the event that in any subsequent Applicable Period EBITDA and/or Net Sales for the Purchasers fails to equal or exceed the respective thresholds indicated in Section 3.7(a) for such subsequent Applicable Period, no Deferred Payment Amount shall be available for such Applicable Period (or carried over to the subsequent Applicable Period), and any shortfall carried over into such Applicable Period shall not be payable in such Applicable Period or carried over into any future Applicable Periods.

(e) Each Deferred Payment shall be paid by Purchasers to Sellers on or prior to the date that is thirty (30) days after the issuance of the audited financial statements for the relevant Applicable Period.

3.8 Allocation of Purchase Price. The Purchase Price shall be allocated to the Purchased Assets by Purchasers and Sellers in the manner reflected on Schedule 3.8 hereto (the “Allocation”), which sets forth an estimated allocation prepared by the parties, subject to any adjustment in the Closing Date Cash Purchase Price pursuant to the provisions of Sections 3.3, 3.4, 3.5 and 3.6. Each Purchaser and Seller agrees (i) to file Internal Revenue Service Form 8594, and all other required federal, state, local and foreign tax returns and forms, in accordance with the Allocation, (ii) to provide the other promptly with any other information required to complete Form 8594 and with a copy of such form after it is filed and (iii) not to take a position for financial reporting or tax purposes (including before any Governmental Authority charged with the collection of any tax, or in any judicial hearing) that is inconsistent with the Allocation, unless otherwise required by applicable Law following written notice to the other party.

3.9 Parent Guaranty. Parent hereby guarantees the payment in full of all obligations of the Purchaser under Section 3.1(a)(iii).

ARTICLE IV

CLOSING

4.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the law offices of Parent, located at 888 Seventh Avenue, 17th Floor, New York, New York 10019 at 10:00 a.m., local time, on the date hereof (the “Closing Date”); provided, however, that the Closing shall be deemed effective as of 5:00 p.m., local time, on the day of the Closing.

4.2 Transactions on the Closing Date.

(a) Deliveries by Sellers. At or prior to the Closing, Sellers and/or the Shareholders shall deliver or cause to be delivered to Purchasers (unless delivered previously) the following:

(i) the Bill of Sale duly executed by each Seller;

(ii) the Assignment and Assumption Agreement duly executed by each Seller;

(iii) the Employment Agreements duly executed by the respective employee party thereto;

(iv) the Southern Imaging Lease Assignment Agreement;

(v) the Video Solutions Lease Assignment Agreement;

(vi) the Intangible Rights Assignment Agreement;

(vii) the Restricted Stock Agreement duly executed by each Shareholder;

(viii) the Books and Records;

(ix) an incumbency and specimen signature certificate with respect to the officers of each Seller executing the Agreement and the Other Agreements;

(x) a certificate of the chief executive officer of each Seller stating that the representations and warranties of Sellers contained in this Agreement and any other document or instrument executed and delivered in connection herewith qualified as to materiality or Material Adverse Effect are true and correct in all respects and the representations and warranties of Sellers contained in this Agreement and any other document or instrument executed and delivered in connection herewith not qualified as to materiality or Material Adverse Effect are true and correct in all material respects;

(xi) a copy of the resolutions of the Board of Directors and shareholders of each Seller authorizing the execution, delivery and performance of the Agreement and the Other Agreements, certified by the Secretary or an Assistant Secretary of such Seller;

(xii) proof of the satisfaction and discharge of any and all Encumbrances on the Purchased Assets (other than such Encumbrances on the Purchased Assets relating to the Assumed Debt to the extent such Assumed Debt is not being discharged by Purchasers at the Closing and instead is being assumed by Purchasers at the Closing); and

(xiii) such other deeds, bills of sale, endorsements, assignments, affidavits, and other good and sufficient instruments of sale, assignment, transfer and conveyance in form and substance satisfactory to Purchasers which are required to effectively vest Purchasers with good and marketable title in and to all of the Purchased Assets.

(b) Deliveries by Purchasers. At the Closing, Purchasers shall deliver or cause to be delivered (unless delivered previously) to Sellers the following:

(i) the Purchase Price, in the manner set forth in Section 3.1(a) hereof;

(ii) the Bill of Sale duly executed by each Purchaser;

(iii) the Assignment and Assumption Agreement duly executed by each Purchaser;

(iv) the Employment Agreements duly executed by the applicable Purchaser;

(v) the Southern Imaging Lease Assignment Agreement;

(vi) the Video Solutions Lease Assignment Agreement;

(vii) the Intangible Rights Assignment Agreement;

(viii) the Restricted Stock Agreement duly executed by Parent;

(ix) an incumbency and specimen signature certificate with respect to the officers of each Purchaser executing the Agreement and the Other Agreements;

(x) a certificate of the chief executive officer of each Purchaser stating that the representations and warranties of Purchasers contained in this Agreement and any other document or instrument executed and delivered in connection herewith qualified as to materiality are true and correct in all respects and the representations and warranties of Purchasers contained in this Agreement and any other document or instrument executed and delivered in connection herewith not qualified as to materiality are true and correct in all material respects; and

(xi) a copy of the resolutions of the member(s) of each Purchaser authorizing the execution, delivery and performance of the Agreement and the Other Agreements.

4.3 General Apportionments. At the Closing, the following items shall be apportioned with respect to the Facilities as of 11:59 p.m. on the day preceding the Closing Date:

(a) rents under the leases for the Facilities;

(b) all fees and charges paid under any Assumed Contracts for services rendered on and prior to the Closing Date and to be rendered on or after the Closing Date; and

(c) all other operating expenses for the Facilities allocable to periods before and after the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS AND SHAREHOLDERS

Each Seller and Shareholder hereby jointly and severally represents and warrants to Purchasers as of the date of this Agreement, as follows:

5.1 Organization; Standing; Qualification. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted. Each Seller is duly qualified to transact business and is in good standing as a foreign corporation in the jurisdictions listed on Schedule 5.1 hereto, which are the only jurisdictions in which the character of the property owned or the nature of the business transacted by it makes such qualification necessary.

5.2 Authority Relative to this Agreement.

(a) Each Seller has all necessary corporate power and authority to execute and deliver this Agreement, the Other Agreements and any other documents to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Other Agreements and any other documents to be executed and delivered by each Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by each such Seller. This Agreement and the documents and instruments to be executed and delivered by each Seller and each Shareholder pursuant hereto have been and will be duly and validly executed and delivered by such Seller or Shareholder, as the case may be, and, subject to the due authorization, execution and delivery by the other party or parties thereto, this Agreement, the Other Agreements and any other documents and instruments to be executed and delivered by it pursuant hereto constitute valid and binding agreements of such Seller or Shareholder, as the case may be, enforceable against such Seller or Shareholder, as the case may be, in accordance with their terms.

(b) Each Seller has provided to Purchasers prior to the Closing accurate and complete copies of all of its books and records, minutes of meetings, consents, resolutions and other documentation related to the governance of such Seller.

5.3 Consents and Approvals; No Violations. The execution and delivery by each Seller and each Shareholder of this Agreement, the Other Agreements and any other documents and instruments to be executed and delivered by such Seller or Shareholder pursuant hereto, and the consummation of the transactions contemplated hereby and thereby, either individually or in the aggregate, do not and will not (i) require any further corporate proceedings on the part of either Seller, (ii) violate or conflict with the Certificate of Incorporation, Bylaws or other charter documents applicable to either Seller, (iii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, (iv) conflict in any material respect with, require consent under, result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, amendment, acceleration, cancellation, suspension, impairment, forfeiture or nonrenewal under, any of the terms, conditions or provisions of any of the Contracts, Intangible Rights, Permits, Warranties, or any other agreement, instrument or obligation by which either Seller, any Shareholder or any of the Purchased Assets may be bound or affected or result in the imposition of any Encumbrance on the Purchased Assets, or (v) result in a violation in any material respect of any Law or any Order of any Governmental Authority by which any Seller or Shareholder or any of the Purchased Assets is bound.

5.4 Title and Condition of Purchased Assets.

(a) The Sellers collectively have good, valid and marketable title to all of the Purchased Assets (other than any leased assets included therein, which are the subject of Section 5.4(b) hereto, and any licensed assets, which are the subject of Section 5.5 hereto), free and clear of all Encumbrances, and at the Closing will convey good, valid and marketable title to all such Purchased Assets to Purchasers, free and clear of all Encumbrances. The Purchased Assets (i) constitute all of the assets used in or required to carry on the Business as presently conducted, (ii) are adequate for the purposes for which such Purchased Assets are currently used or held for use and (iii) conform in all material respects to all applicable Laws, ordinances, Orders, regulations or governmental or contractual requirements relating to their operation, and (b) the Equipment is in good working order and has been properly used and maintained in accordance with commercially reasonable and prudent policies and practices as followed by companies in the same business as the Business.

(b) Schedule 5.4(b) hereto sets forth a list of every lease agreement to which either Seller is a party relating to any of the Purchased Assets (the “Leases”). Except as set forth on Schedule 5.4(b), such Seller has good and valid leasehold interests in all items of personal property subject to the Leases, free and clear of all Encumbrances, and at the Closing will convey good and valid leasehold interests in all such items of personal property, free and clear of all Encumbrances. Each Seller has provided to Purchasers a complete and accurate copy of each Lease, including all amendments and exhibits thereto, each of which is in full force and effect. Neither Seller has received notice of any event of default under any of the Leases. Except as set forth in Schedule 5.4(b), none of such leased Purchased Assets are subject to any sublease, sublicense or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such property or any portion thereof. All personal property leased pursuant to the Leases is in all material respects in the condition required of such property by the terms of the Lease applicable thereto.

5.5 Intangible Rights.

(a) Except as set forth on Schedule 5.5: (i) Sellers are the sole and exclusive owners or licensees of the Intangible Rights and have the sole and exclusive right to use the Intangible Rights in the same manner in which they have been or are now using them, (ii) there are no claims, demands or proceedings pending or, to the Knowledge of Sellers, threatened, that pertain to or challenge the validity or effectiveness of the Intangible Rights or the right of Sellers to own or use the Intangible Rights, (iii) Sellers have not granted, and have no obligation to grant, any licenses or other rights with respect to the Intangible Rights, (iv) Sellers have not sold, and have no obligation to sell, any of the Intangible Rights or any other intangible property or rights previously owned by Sellers, and (v) to the Knowledge of Sellers, the Intangible Rights are not being infringed upon by any other person. The operation of the Business, and the use of any of the Intangible Rights in connection with the Business, does not violate any license or agreement with any third party or, to the Knowledge of Sellers, infringe any rights of any third party.

(b) Following the consummation of the transactions contemplated by this Agreement, Purchasers shall have good and valid title, free and clear of all Encumbrances, or possess adequate licenses or other rights to use, all of the intellectual property owned by or licensed to Sellers and used in, held by or necessary for the operation of the Business as a going concern in the manner in which it is currently conducted.

(c) There are no royalties, honoraria, fees or other payments payable by Sellers to any Person other than as set forth in the contracts listed in Schedule 5.5(c).

5.6 Contracts.

(a) Except as set forth in Schedule 5.6(a) hereto, neither Seller is a party to or bound by any agreement, contract, arrangement, lease, license, understanding, commitment or instrument that affects or is related to the Business or the Purchased Assets or the consummation of the transactions contemplated hereby. The agreements, contracts, arrangements, leases, licenses, understandings, commitments and instruments set forth on Schedule 5.6(a) are hereinafter collectively referred to as the “Contracts.”

(b) Schedule 5.6(b) sets forth a list of all of the Contracts to be assumed by Purchasers at the Closing (the “Assumed Contracts”), and includes a summary specifying the subject matter and material performance obligations under any oral contract included therein, the parties thereto and the date and terms thereof. Each of the Assumed Contracts is assignable, valid, binding and in full force and effect, is enforceable by the Seller which is a party thereto in accordance with its terms and, except as set forth in Schedule 5.6(b) hereto, has not been modified or amended, and there has not been any cancellations or, to the Knowledge of Sellers, threatened cancellations of any Assumed Contract, nor any pending or, to the Knowledge of Sellers, threatened disputes thereunder. Except as set forth in Schedule 5.6(b) hereto, each Seller has paid all payments and sums due under the Assumed Contracts and performed all obligations required to be performed by it to date under such Assumed Contracts and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the Knowledge of Sellers, no other party to any of the Assumed Contracts is or within the past three years has been (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Except as set forth on Schedule 5.6(b) hereto, no consents or approvals of any person other than of either Seller is necessary to sell, assign, convey, transfer and deliver any and all rights and interests in the Assumed Contracts. Sellers have provided Purchasers with true and complete copies of each Assumed Contract (including all amendments thereto).

5.7 Restrictions on Business Activities. There is no agreement, judgment, injunction, order, decree or other instrument binding upon either Seller which has or could reasonably be expected to have the effect of prohibiting any business practice of such Seller or the conduct of the Business by Purchasers assuming that Purchasers operate the Business after the Closing as it is currently conducted by Sellers and intended to be conducted by Sellers.

5.8 Financial Statements; Undisclosed Liabilities; Inventory; Accounts Receivable.

(a) Except as set forth in Schedule 5.8(a), the Financial Statements (true, complete and accurate copies of which are attached hereto as Schedule 5.8) have been prepared from the books and records of Sellers in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present the financial condition of Sellers as at their respective dates and the results of operations and cash flows of Seller for the periods covered thereby. The statements of operations included in the Financial Statements do not include any item of special or non-recurring income, except as specifically identified therein.

(b) As of the date of the Balance Sheet, Sellers have no liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise) other than those set forth in Schedule 5.8(b) or which are reflected or reserved against on the Balance Sheet. Since the date of the Balance Sheet, Sellers have not incurred any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise), except for liabilities incurred in the ordinary course of business consistent with past practice, and such liabilities are consistent with the representations and warranties contained in this Agreement. Since the date of the Balance Sheet, there has been no Material Adverse Effect, and no event has occurred or facts or circumstances exist which would be reasonably likely to result in a Material Adverse Effect.

(c) The Inventory reflected in the Financial Statements or thereafter acquired has been determined and valued in accordance with GAAP applied on a consistent basis as reflected in the Financial Statements and Sellers’ books and records in accordance with the valuation procedures set forth in Section 3.2. Except as set forth in Schedule 5.8(c): (i) the Inventory (whether raw materials, work-in-process, or other inventory) is salable in the ordinary course of business; (ii) the Sellers’ finished goods inventories consist of items which are good and merchantable (as defined in the Uniform Commercial Code of the State of New York § 2-314) at normal mark-up in the ordinary course of business; and (iii) no previously sold inventory is subject to refunds. All commitments or orders for work-in-process were entered into in the ordinary course of business consistent with the parameters of Sellers’ plans previously disclosed to Purchasers. The Sellers do not hold any inventory on consignment or has title to or risk of loss with respect to any materials in the possession of others.

(d) Schedule 5.8(d) sets forth a list of Accounts Receivable. All Accounts Receivable represent sales actually made in the ordinary and normal course of business. There are no counterclaims or setoffs against (or any basis therefore), or any other matter or condition that will interfere with full and timely collection of, any Accounts Receivable. Sellers have not experienced or suffered undue delay in their payment of their accounts payable and other monetary liabilities and obligations. The Accounts Receivable will be collected in the ordinary course of business at the full recorded amount thereof within the six (6) month period immediately following the Closing Date.

(e) The Assumed Debt, true and correct copies of which have been provided to Purchasers, constitute legal, valid and binding obligations of Southern Imaging, was incurred in the course of and in furtherance of the Business, was entered into on customary terms and conditions in arm’s length transactions, and evidences indebtedness for loans made to, and cash proceeds actually received by, Southern Imaging.

5.9 Real Property. Neither Seller owns any real property. Schedule 5.9 sets forth a complete and accurate list of all leases for real property with respect to the Business under which either Seller is a lessee, true and complete copies of which such Seller has delivered to Purchasers and such Seller has good and valid leasehold interests in the parcels of real property subject to such leases. No other real property is operated or used by Sellers in connection with the Business, including, without limitation, public warehouses, other than the real property set forth on Schedule 5.9. All such real property leases remain unmodified and in full force and effect and no lease payment due or required under any such lease was increased in connection with the acquisition of any consent required in connection with the consummation of the transactions contemplated hereby. No condemnation, expropriation, eminent domain or similar proceeding affecting all or any material portion of any such real property is pending or, to the Knowledge of Sellers, has been threatened. At the Closing, Sellers will convey to Purchasers good and valid leasehold interests in all such parcels of real property.

5.10 Subsidiaries. Except for Southern Imaging’s ownership of Video Solutions, neither Seller owns or controls, directly or indirectly, and the Purchased Assets do not include, any interest in any other corporation, association or other business entity, nor is either Seller a participant in any joint venture, partnership or similar arrangement.

5.11 Absence of Changes or Events. Since December 31, 2005, Sellers have operated the Business in the ordinary course consistent with past practice and no event, circumstance, occurrence, fact, condition, change, development or effect exists or has occurred that, either individually or in the aggregate, has had or resulted in, or could reasonably be expected to result in, a Material Adverse Effect. Without limiting the generality of the foregoing, except to the extent set forth on Schedule 5.11 hereto, since December 31, 2004 neither Seller has: (a) incurred any obligation or liability, secured or unsecured (whether absolute, accrued, contingent, or otherwise), and whether due or to become due, except current liabilities incurred in the ordinary course of business not in excess of $5,000; (b) discharged or satisfied any Encumbrance, or paid any material obligation or liability, except current liabilities becoming due in the ordinary course of business not in excess of $5,000; (c) declared, set aside or made any payment or other distribution to stockholders with respect to shares of capital stock of such Seller, purchased or redeemed any of its securities or agreed to do so or entered into any contract, agreement or understanding with any officers or directors; (d) mortgaged, pledged, or subjected to lien, charge, security interest or other Encumbrance any of the Purchased Assets; (e) terminated or discontinued any business operation of such Seller, or sold, transferred, licensed or otherwise disposed of any of the Purchased Assets; (f) cancelled or compromised any debt or claim, or waived or released any right of material value; (g) increased the compensation or benefits of, entered into any employment or compensation arrangement or agreement (including any deferred compensation, severance or equity incentive arrangement) with, hired, or awarded or, except in the ordinary course of business consistent with past practice, paid any bonus or other incentive compensation to, any director, officer, employee, agent or other individual; (h) terminated, amended or failed to renew or received any notice of termination, suspension, limitation, revocation, impairment, forfeiture or nonrenewal of any Contract, Permit or Intangible Right; (i) suffered any damage, destruction or loss (whether or not covered by insurance) adversely affecting any of the Purchased Assets, or suffered any taking or seizure of any of the Purchased Assets by condemnation or eminent domain; (j) acquired any capital stock or other securities of any corporation or any interest in any business enterprise, or otherwise made any loan or advance to or investment in any person, firm or corporation; (k) made any capital expenditures exceeding $5,000 singly or related capital expenditures exceeding $10,000 in the aggregate or made any commitments for capital expenditures exceeding $5,000 singly or any commitments for related capital expenditures exceeding $10,000 in the aggregate which are non-terminable without payment or penalty; (l) instituted, settled or agreed to settle any litigation, action or proceeding before any Governmental Authority affecting its financial condition, its property or its business operations; (m) had any change in its relations with its employees, agents, customers or suppliers, which change has had or would be reasonably likely to have a Material Adverse Effect; (n) made any change in accounting principles or methods, or in the manner of keeping books, accounts and records of such Seller; (o) except for inventory acquired or to be acquired in the ordinary course of business, acquired or made any agreement or commitment to acquire new or additional assets with an economic value exceeding $5,000 singly or $10,000 in the aggregate; (p) entered into any transaction other than in the ordinary course of business; or (q) entered into any agreement or made any commitment to do any of the things described in the preceding subsections (a) through (q) of this Section 5.11.

5.12 Taxes.

(a) Neither of the Sellers nor the Shareholders are aware of any audit or other proceeding or investigation by any tax authority, or of any position taken on a Tax Return of either Seller or the Shareholders which position could reasonably be expected to give rise to any Encumbrances upon any of the Purchased Assets.

(b) All Tax Returns relating to the Business required to be filed by either Seller or the Shareholders have been filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are accurate in all material respects. All Taxes relating to the Business reported as due under such Tax Returns have been fully paid. No issues relating to the Business have been raised (and are currently pending) by any taxing authority in connection with any such Tax Returns. No state of facts exist that would constitute grounds for the assessment of any Tax liability.

5.13 Employees.

(a) Attached hereto as Schedule 5.13 is a true and complete list of the names and current salary rates of all present officers and employees of each Seller (the “Employees”), together with a summary showing the salaries, bonuses, additional compensation or other like benefits, if any, paid or payable to the Employees. Also included on Schedule 5.13 is a list of all employment agreements and arrangements, of any kind or nature (written and oral) with respect to any of the Employees, true and complete copies of which have been provided to Purchasers. As of the Closing Date, except as set forth on Schedule 5.13 hereto, no Employee is entitled to acquire any ownership interests in either Seller pursuant to any option agreement, warrant agreement or other stock right.

(b) Neither Seller has effectuated (i) a “plant closing” (as defined in the Worker Adjustment Retraining Act of 1988 (the “WARN Act”), or any equivalent state or local statute) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Seller; (ii) a “mass layoff” (as defined in the WARN Act or any equivalent state or local statute) affecting any site of employment or facility of such Seller except after having complied fully with the notice and other requirements of the WARN Act; or (iii) an “employment loss” (as defined in the WARN Act or any equivalent state or local statute).

5.14 Employee Benefit Plans.

(a) Schedule 5.14 hereto sets forth a true and complete list of each compensation, benefit, bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment, consulting, severance or termination pay, group insurance, death benefit, cafeteria, dependent care, hospitalization or other medical, dental, vision, life, supplemental unemployment benefits, vacation pay, welfare, profitsharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(2) of ERISA, and the rules and regulations promulgated thereunder), that is maintained or contributed to for the benefit of any employee, consultant, officer, or director of either Seller (an “Employee Benefit Plan”).

(b) With respect to each Employee Benefit Plan, each Seller has heretofore made available to Purchasers true and complete copies of each Employee Benefit Plan (including all amendments thereto) and the most recent Summary Plan Description, if required under ERISA with respect to each such Employee Benefit Plan. Except as disclosed on Schedule 5.14, no Employee Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA), and neither Seller has liability (including current or potential withdrawal liability) with respect to any multiemployer plan.

(c) All Employee Benefit Plans in which the Employees of either Seller participate comply in all respects with all applicable Laws and regulations. All required employer or employee contributions, premiums, and Taxes under or with respect to the Employee Benefit Plans due to be made or paid as of the date hereof have been made. The respective fund or funds established under the Employee Benefit Plans are funded in accordance with all applicable laws. There has been no violation of any applicable provision of ERISA with respect to any Employee Benefit Plan and there are no actual or potential claims or actions (other than claims for benefits in the normal course) relating to any such Employee Benefit Plan.

5.15 Compliance with Law; Permits. Each Seller is in compliance with all applicable statutes, judgments, decrees, Laws (including, without limitation, Environmental Laws), ordinances, rules, regulations, requirements, writs, injunctions and Orders of any Governmental Authority relating to all operations conducted by such Seller in connection with the Business. Each Seller holds all Permits necessary or required for the operation of the Business, including, without limitation, the sale of products of the Business, and has provided copies of all such Permits to Purchasers, which Permits are set forth on Schedule 5.15 hereto. All such Permits are valid, effective and in good standing, are freely transferable to the Purchasers, and the execution of this Agreement and the Other Agreements and the consummation of the transactions contemplated hereby and thereby will not result in any adverse consequences with respect to any such Permit, including any suspension, modification or revocation thereof. No communication, whether from a Governmental Authority, Employee or otherwise, has been received by either Seller and no investigation or review is, pending or, to the Knowledge of Sellers, threatened by any Governmental Authority with respect to (a) any alleged violation by either Seller of any Permit, Law, ordinance, regulation, requirement or Order of any Governmental Authority (including, without limitation, any applicable health, sanitation, fire, safety, zoning or building permit law, ordinance, regulation, requirement or order) relating to the operations conducted by each Seller in connection with the Business or (b) any alleged failure to have all Permits required in connection with the operations conducted by such Seller in connection with the Business.

5.16 Environmental Protection.

(a) Each Seller is in compliance with all Environmental Laws and such Seller has obtained and is in compliance with all necessary permits, licenses, approvals and authorizations required under applicable Environmental Laws.

(b) To the Knowledge of Sellers, there have been no releases of Hazardous Substances that have occurred at, from, on, in, to or under the Facilities at any time while either Seller has been a tenant and, to the Knowledge of Sellers, there are no underground storage tanks, polychlorinated biphenyl-containing equipment or asbestos-containing material at the Facilities.

(c) There are no past or pending claims, notices of violation, investigations, litigation, administrative proceedings, Orders or judgments against either Seller relating to Hazardous Substances, Environmental Laws or relating to any other location where Hazardous Substances from such Seller, or to the Knowledge of Sellers, any of its predecessors, have been transported, stored, handled, disposed, treated or have otherwise come to be located (“Environmental Claims”), and to the Knowledge of Sellers no such claims, notices of violation, investigations, litigation, administrative proceedings, Orders or judgments have been threatened and Sellers have no knowledge of any facts, events, conditions or circumstances which could reasonably be expected to form the basis of any Environmental Claims against Sellers or Purchasers.

(d) Copies of any environmental investigation, study, audit or assessment that have been conducted in connection with the Business or the Assets in the possession of either Seller or the Shareholders have been delivered to Purchaser.

5.17 Insurance. Schedule 5.17 hereto sets forth a summary of each of the insurance policies carried covering the operations of the Business as of the date hereof. All such insurance policies are valid and binding and in full force and effect as of the date hereof, all premiums due thereunder have been paid in full and neither of the Sellers has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. Schedule 5.17 hereto contains a description of the claims experience relating to the Business and the Purchased Assets since January 1, 2002 under all policies of insurance and any self-insurance programs, whether or not now in force, in the name of or to the benefit of either Seller, including but not limited to a description of all settled and outstanding claims thereunder.

5.18 Litigation; Product Claims.

(a) Except as set forth in Schedule 5.18(a), there has not been any claim, action, lawsuit, governmental inquiry or investigation or legal, administrative or arbitration action or proceeding pending or, to the Knowledge of Sellers, threatened relating to the Business or the Purchased Assets or otherwise against either Seller or any of its properties or assets, or any officer, director, shareholder or employee of such Seller, in his or her capacity as such, nor, to the Knowledge of Sellers, is there any basis for any such action. No claim, action, lawsuit, inquiry, proceeding or investigation identified on Schedule 5.18(a) could, if adversely decided, be expected to have a Material Adverse Effect. Neither Seller is subject to any restrictions or limitations under any judgment, Order, decree, writ, injunction or license of any Governmental Authority.

(b) Schedule 5.18(b) hereto lists all product defect, products liability and product warranty claims asserted with respect to any product manufactured or sold by the Business, and, except as set forth on such Schedule, to the Knowledge of Sellers there is no basis for any action for damages to any person or property based on a claim that any product sold by either Seller did not conform in all material respects to applicable warranties, contractual commitments and quality standards.

5.19 Transactions with Affiliates. Except as set forth in Schedule 5.19 hereto, since January 1, 2003, no Affiliate of either Seller or the shareholders of such Seller, (a) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any entity or person which is (i) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Business, (ii) engaged in a business related to the Business, or (iii) a participant in any transaction pertaining to the Business, (b) is a party to any contract pertaining to the Business or (c) has an ownership or leasehold interest in any property (whether real, personal, tangible or intangible) used in, held by or required for the operation of the Business as presently conducted.

5.20 Suppliers and Customers.

(a) Schedule 5.20(a) hereto sets forth a list of the current customers of the Business whose annual purchases are $25,000 or more. Since January 1, 2004, neither Seller has received any notification from any of the customers listed on Schedule 5.20(a) hereto that any such customer is canceling or otherwise terminating its relationship with such Seller and neither Seller knows of any such customer contemplating taking any such action.

(b) Schedule 5.20(b) hereto sets forth a list of the current suppliers of the Business whose annual billings are $25,000 or more. Since January 1, 2004, neither Seller has received any notification from any of the suppliers listed on Schedule 5.20(b) hereto that any such supplier is canceling or otherwise terminating its relationship with such Seller and neither Seller knows of any such supplier contemplating taking such action.

5.21 Absence of Certain Business Practices. Neither Seller, nor, to the Knowledge of Sellers, any of its respective agents or any other Person associated with or acting for or on behalf of any of them, has directly or indirectly (a) made any contribution or gift which contribution or gift is in violation of any applicable Law or is not consistent with past practice, (b) made any bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained for or in respect of either Seller or any Affiliate of such Seller, or (iv) in violation of any Law or legal requirement, or (c) established or maintained any fund or asset of such Seller that has not been recorded in the books and records of such Seller.

5.22 Brokers and Finders. Except as set forth on Schedule 5.22, neither Sellers nor their respective Affiliates, nor any officer, director, shareholder or employee of Sellers or any such Affiliates has employed any broker, finder or investment banker or incurred any liability for any commission, brokerage or investment banking fee or finder’s fee in connection with the transactions contemplated by this Agreement, nor has any such person taken any action which would result in any such fees or liabilities being the obligation of Purchasers. Nothing herein shall be construed to relieve Sellers or the Shareholders of their obligations to any broker, finder or investment banker or with respect to any liability for any commission, brokerage or investment banking fee or finder’s fee in connection with the transactions contemplated by this Agreement.

5.23 Disclosure. No representation or warranty made by any Seller and/or Shareholder in this Agreement or in any other writing furnished pursuant hereto contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser hereby represents and warrants to Seller, as of the date of this Agreement, as follows:

6.1 Organization; Standing; Qualification. Each Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to purchase, own and operate the Purchased Assets and the Business as now conducted and as proposed to be conducted. Such Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the character of the property owned or the nature of the business transacted by it makes such qualification necessary.

6.2 Authority Relative to this Agreement. Each Purchaser has all necessary power and authority to execute and deliver this Agreement, the Other Agreements and any other documents to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Other Agreements and any other documents to be executed and delivered by each Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by such Purchaser. This Agreement and the documents and instruments to be executed and delivered by each Purchaser pursuant hereto have been and will be duly and validly executed and delivered by such Purchaser and, subject to the due authorization, execution and delivery by the other party or parties thereto, this Agreement, the Other Agreements and any other documents and instruments to be executed and delivered by it pursuant hereto constitute valid and binding agreements of such Purchaser, enforceable against such Purchaser in accordance with their terms.

6.3 Consents and Approvals; No Violations. The execution and delivery by each Purchaser of this Agreement, the Other Agreements and any other documents and instruments to be executed and delivered by such Purchaser pursuant hereto, and the consummation of the transactions contemplated hereby and thereby, either individually or in the aggregate, do not and will not, (i) require any further corporate proceedings on the part of such Purchaser, (ii) violate or conflict with the constituent documents of such Purchaser (iii) require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, (iv) conflict in any material respect with, require consent under, result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, amendment, acceleration, cancellation, suspension, impairment, forfeiture or nonrenewal under, any of the terms, conditions or provisions of any agreement, instrument or obligation by which such Purchaser or any of its assets or properties is bound, or (v) result in a violation in any material respect of any Laws or any Order of any Governmental Authority by which such Purchaser is bound.

6.4 Brokers and Finders. Except as set forth on Schedule 6.4, neither of the Purchasers nor any of their respective Affiliates nor any officer, manager, member or employee of such Purchaser or any such Affiliate has employed any broker, finder or investment banker or incurred any liability for any commission, brokerage or investment banking fee or finder’s fee in connection with the transactions contemplated by this Agreement, nor has any such person taken any action which would result in any such fees or liabilities being the obligation of Sellers. Nothing herein shall be construed to relieve Purchasers of their obligations to any broker, finder or investment banker or with respect to any liability for any commission, brokerage or investment banking fee or finder’s fee in connection with the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE PARTIES

7.1 Access to Information; Confidentiality.

(a) Following the Closing Date, Purchasers shall permit the Shareholders to have reasonable access (during normal business hours), following reasonable advance notice, to all financial and accounting records, contracts, other records and documents (and the right to make and retain copies of the foregoing) relating to the Business as is reasonably necessary for (i) the filing of Tax Returns and other reports and documents required to be filed by Sellers pursuant to Law or regulation and (ii) the conduct of any litigation.

(b) From and after the Closing Date, the Shareholders, each Seller, Chuck Merken, and their respective Affiliates and representatives shall keep confidential and not release or disclose to third parties (except as required by law or compulsory legal process) (i) the Purchase Price or the other material terms and conditions of this Agreement and (ii) for a period of five (5) years from the date hereof, all proprietary, non-public or confidential business or technical information relating to or concerning the Business or the Purchased Assets.

7.2 Public Announcements. Except as required by applicable Law, Sellers, Shareholders and Chuck Merken shall not, nor shall they permit any of their respective Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of Purchasers.

7.3 Certain Tax Matters.

(a) Sellers shall be responsible for and shall pay all Taxes relating to the Purchased Assets and the Business for all taxable periods (or portions thereof) ending on or prior to the Closing, and for the portion of the taxable period through and including the Closing in the case of any taxable period which includes but does not end on the Closing (a “Straddle Period”) (collectively, “Pre-Closing Taxes”). Each Seller shall file all Tax Returns required to be filed with respect to Taxes relating to the Purchased Assets and the Business for all taxable periods ending on or prior to the Closing. Purchasers shall be responsible for and shall pay all Taxes relating to the Purchased Assets and the Business for (i) the portion of the taxable period from and after the Closing in the case of any Straddle Period and (ii) any taxable period which commences after the Closing. Purchasers shall file all Tax Returns required to be filed with respect to Taxes relating to the Purchased Assets and the Business for all Straddle Periods. Taxes attributable to a Straddle Period shall be allocated between Sellers and Purchasers based, for the Sellers, on the proportion of the number of days in such period through such Closing compared to the total number of days in such taxable period, and with respect to Purchasers, to the number of days in such period after such Closing compared to the total number of days in such taxable period; provided, however, that Taxes assessed or levied on specific transactions attributable to a Straddle Period shall be allocated to either Sellers or Purchasers, as the case may be, in accordance with whether the transaction giving rise to the imposition of such Taxes was undertaken before the Closing or after the Closing. Whenever in accordance with this section Sellers shall be required to pay to Purchasers an amount in respect of Pre-Closing Taxes, such payment shall be made promptly after demand therefor is made.

(b) Sellers and Purchasers shall cooperate with each other and provide each other with such assistance as reasonably may be requested by either of them in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to any liability for Taxes under this Agreement. The party requesting assistance hereunder shall reimburse the party providing assistance for all reasonable third-party out-of-pocket expenses incurred in providing such assistance.

(c) All sales and transfer taxes arising from the consummation of the transactions contemplated hereby shall be borne by Sellers. Sellers shall prepare and file all Tax Returns in connection with all such sales and transfer taxes and shall provide Purchasers with copies thereof at least five (5) Business Days before they are due to be filed.

7.4 Non-Compete.

(a) Each Seller, each Shareholder and Chuck Merken will not, and shall cause each of their respective Affiliates and direct and indirect subsidiaries of such party not to, directly or indirectly, for a period of five (5) years after the Closing Date, by ownership of securities or otherwise (other than as a stockholder of not more than five percent (5%) of any class of securities of any other corporation, which class of securities shall have been registered under Section 12 of the Securities Exchange Act of 1934, as amended), engage in any business competitive with the Business in North America (the “Geographic Region”) or become associated with or render services in connection therewith to any person, firm, corporation, association or other entity so engaged (other than Purchasers and their respective Affiliates and their respective successors and assigns) in such Geographic Region.

(b) Each Seller, each Shareholder and Chuck Merken hereby acknowledge that a violation or threatened violation of any of the provisions of this Section 7.4 will result in Purchasers sustaining irreparable harm, which result could not be fully redressed by the payment of damages to Purchasers, and, therefore, in addition to any other remedies which Purchasers may have under this Agreement or otherwise, Purchasers shall be entitled to injunctive relief enjoining or restraining any such violation, in addition to any other legal remedies available to Purchasers at law or in equity for such breach, and Sellers, the Shareholders and Chuck Merken shall not object to any application or issuance of such injunction. If for any reason any court of competent jurisdiction shall find any of the provisions of this Section 7.4(b) unreasonable in duration or in geographic scope or otherwise, the prohibitions contained herein shall be restricted to such time and geographic areas as such court determines to be reasonable. Such restriction shall apply only with respect to the operation of such provisions in the particular jurisdiction in which such adjudication is made.

7.5 Capitalization and Insurance. Each Seller agrees to maintain, and the Shareholders shall cause each Seller to so maintain, for a period of no less than two (2) years from the date hereof, (i) its corporate existence in good standing and (ii) a commercially reasonable amount of capitalization and insurance so as to be able to discharge when due any and all Excluded Liabilities.

7.6 Employee Benefit Plans.

(a) Each Seller (or an insurer at such Seller’s cost) shall continue to process and pay (or cause to be processed and paid) in an expeditious manner and with respect to all current and former employees of such Seller (and, to the extent applicable, their spouses, dependents and beneficiaries): (i) all claims under the Employee Benefit Plans that provide health and medical, or other welfare benefits submitted for covered expenses incurred on or prior to the Closing Date; (ii) short-term and long-term disability benefits, if any, for disabilities that commenced on or before the Closing Date for the period that each of such affected individuals remain disabled; (iii) life and survivor income benefits, if any, for deaths which occur on or prior to the Closing Date; (iv) workers’ compensation benefits for disabilities resulting from a work-related accident which occurred on or prior to the Closing Date; (v) all benefits that are being, or that may be, paid to, or with respect to, any of such individuals who are on short or long-term disability, or medical, personal or other leaves of absence as of the Closing Date (or who go on short or long-term disability, or medical, personal or other leave of absence after the Closing Date as a result of any injury, illness or other factor occurring on or prior to the Closing Date); (vi) benefits under any “spending account,” or similar arrangement, under any “cafeteria plan” (as defined under Section 125 of the Code) with respect to salary reductions made prior to the Closing Date; and (vii) benefits under all other Employee Benefit Plans which accrue on or before the Closing Date.

(b) Each Seller (or any plan maintained by such Seller, at such Seller’s cost) will provide continued health and medical coverage as required under Section 4980B of the Code, part 6 of Title I of ERISA or any other applicable federal, state or local law or ordinance to all current and former employees (and independent contractors) of such Seller (and their spouses, dependents and beneficiaries) with respect to whom a “qualifying event” (as such term is defined under Section 4980B(f)(3) of the Code or Section 603 of ERISA) or other triggering event described under the applicable federal, state or local laws or ordinances occurred on or before the Closing Date.

7.7 Employees.

(a) Except as specifically set forth in Section 7.7(b) below, (i) Purchasers are not hiring or assuming any employment contracts pursuant to this Agreement and (ii) all liabilities with respect to any Employees of Sellers involved in or employed in connection with the Business, including, without limitation, wages, bonuses, commissions, benefits, workers’ compensation, disability and termination or severance payments, shall remain the responsibility of Sellers and are Retained Liabilities.

(b) Purchasers agree to consider for employment, on the same basis as all other applicants, any Employee of either Seller who elects to apply for employment with Buyer.

(c) Notwithstanding anything to the contrary herein contained, no Employee or former Employee is or shall be construed as a third party beneficiary under this Section 7.7 or any other provision of this Agreement.

7.8 Names of Sellers. At the Closing, Sellers shall deliver to Purchasers all documentation as may be required to effectuate a transfer of the names “Southern Imaging” and “Video Solutions Technology Center” to Purchasers. At that time, Sellers shall take all such action as may be required so that immediately upon the Closing, Sellers shall change their names to ones which shall not be confusingly similar to their present names. Sellers agree that Purchasers and their successors and assigns shall own and possess, to the exclusion of Sellers, all rights of Sellers to such names or any names similar thereto in the operation of any business. Sellers represent to Purchasers that they have the exclusive right to assign such names to Purchasers and that the use of such names is not limited by virtue of any written or oral agreements with any party.

7.9 Litigation.

(a) Notice of Claims. Sellers shall provide Purchasers with written notice of any litigation, claim, action, investigation, suit or other proceeding asserted against either Seller after the Closing Date, which arise out of or otherwise relate to the Business. Such notice shall be given by Sellers within fifteen (15) days of their knowledge of the existence of such litigation, claim, action, investigation, suit or proceeding and shall identify the claimant, the nature of the dispute and the remedies sought by the claimant.

(b) Settlement of Claims. Sellers shall not, without the prior written consent of Purchasers, which consent shall not be unreasonably withheld, settle, compromise or otherwise discharge any litigation, claim, action, investigation, suit or other proceeding, whether or not pending or threatened as of the Closing Date or commenced hereafter, which arise out of or otherwise relate to the Business, including, without limitation, any litigation disclosed in Schedule 5.18.

7.10 Collection of Accounts Receivable. From and after the Closing, Sellers shall deliver to Purchasers any checks or other forms of payment tendered to Sellers in payment of any Accounts Receivable. If any such payments are made by a check payable to the order of a Seller, then such Seller shall endorse and deliver such check to Purchaser.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

8.1 Survival of Representations and Covenants. Each representation and warranty made by any party to this Agreement shall survive the Closing for a period of thirty (30) months following the Closing Date. Notwithstanding the foregoing, the representations and warranties contained in Section 5.12, Section 5.14 and Section 5.16 shall survive until sixty (60) days after the expiration of the applicable statute of limitations and the representations and warranties contained in Section 5.1, Section 5.2, Section 5.3 and Section 5.4 shall survive indefinitely. Each covenant and agreement made by any party to this Agreement shall survive the Closing indefinitely, unless a shorter period is specifically set forth in such covenant or agreement.

8.2 Indemnification.

(a) Sellers’ and the Shareholders’ Agreement to Indemnify. Subject to the terms and conditions of this Article VIII, each of the Sellers and the Shareholders hereby agrees to jointly and severally indemnify, defend and hold harmless each of the Purchasers and their respective members, officers, directors, employees, agents, Affiliates, successors and permitted assigns (the “Purchaser Group”), after consummation of the Closing, from and against any and all losses, liabilities, costs, expenses (including reasonable attorneys’ fees and court costs) penalties, fines and damages (collectively, “Damages”) incurred by any member of the Purchaser Group to the extent arising from or attributable to (i) the breach of any representation or warranty of either Seller or the Shareholders contained in this Agreement or any of the Other Agreements, (ii) any breach of any covenant or agreement of either Seller or the Shareholders contained in this Agreement or any of the Other Agreements or (iii) the Excluded Liabilities. Claims by any member of the Purchaser Group under this Section 8.2(a) are referred to individually as a “Purchaser Claim” or collectively, as “Purchaser Claims.”

(b) Purchasers’ Agreement to Indemnify. Subject to the terms and conditions of this Article VIII, Purchasers hereby jointly and severally agree to indemnify, defend and hold harmless each Seller and the Shareholders and their successors and permitted assigns (the “Seller Group”), after consummation of the Closing, from and against any and all Damages incurred by any member of the Seller Group to the extent arising from or attributable to (i) the breach of any representation or warranty of either Purchaser contained in this Agreement or any of the Other Agreements, (ii) any breach of any covenant or agreement of either Purchaser contained in this Agreement or any of the Other Agreements or (iii) the Assumed Liabilities. Claims by any member of the Seller Group under this Section 8.2 (b) are referred to individually as a “Seller Claim” or collectively, as “Seller Claims.”

8.3 Conditions of Indemnification.

(a) The obligations and liabilities of an indemnifying party under Section 8.2 hereof with respect to Purchaser Claims or Seller Claims made by third parties shall be subject to the following terms and conditions:

(i) the indemnified party will give the indemnifying party written notification of any such Purchaser Claim or Seller Claim made by third parties, and the indemnifying party shall have the right, so long as it acts with reasonable diligence to defend such claim, to undertake the defense thereof by counsel and other representatives chosen by it in each case reasonably acceptable to the indemnified party;

(ii) in the event the indemnifying party assumes the defense of a claim, the indemnified party shall have the right to employ counsel separate from counsel employed by the indemnifying party in any such action and to participate therein, but the fees and expenses of such counsel employed by the indemnified party shall be at its expense, unless (A) the indemnified party is required to retain separate counsel due to a conflict of interest with the indemnifying party or (B) the indemnifying party fails to act with reasonable diligence in defending such claim;

(iii) if the indemnifying party, within twenty (20) Business Days after notice of any such Purchaser Claim or Seller Claim, fails to agree in writing to defend the indemnified party against which such Purchaser Claim or Seller Claim has been asserted or thereafter fails to reasonably defend such party, the indemnified party shall (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Purchaser Claim or Seller Claim on behalf of and for the account and risk of the indemnifying party (subject to the right of the indemnifying party thereafter to assume such defense in accordance with this Section 8.3); provided that the indemnified party shall not, without the written consent of the indemnifying party, settle or compromise any Purchaser Claim or Seller Claim, as the case may be, or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnifying party a release from any and all liability or obligation in respect to such Purchaser Claim or Seller Claim, as the case may be;

(iv) no claim shall be settled without the indemnified party’s prior written consent, which consent shall not be unreasonably withheld or delayed, unless the settlement involves only the payment of monetary consideration by the indemnifying party and includes an unconditional release of the indemnified party; and

(v) whether or not an indemnifying party chooses to defend a claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(b) Anything in this Section 8.3 to the contrary notwithstanding, (i) if there is a reasonable probability that a Purchaser Claim or a Seller Claim may materially and adversely affect the indemnified party other than as a result of money damages or other money payments, the indemnified party shall have the right, at its own cost and expense, to defend, compromise or settle such Purchaser Claim or Seller Claim; provided, however, that if such Purchaser Claim or Seller Claim is settled without the indemnifying party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned), the indemnified party shall be deemed to have waived all rights hereunder against the indemnifying party for money damages arising out of such Purchaser Claim or Seller Claim, and (ii) with respect to any Purchaser Claims or Seller Claims relating to Taxes, the indemnifying party shall not settle or compromise any Purchaser Claim or Seller Claim or enter into any closing or other final agreement with any taxing authority without the written consent of the indemnified party.

8.4 Disclosure. No action by either Purchaser to determine the extent of indemnified Damages, including voluntary disclosure to Governmental Authorities or potential claimants, shall in any way affect any member of the Purchaser Group’s right to indemnification hereunder.

8.5 Right of Set Off. Sellers and the Shareholders agree that any obligations of such parties that may be payable to any member of the Purchaser Group pursuant to Section 8.2(a) of this Agreement may, at Purchasers’ option, be set off against any payments due and payable to Sellers under Section 3.1(a)(iii) hereof.

ARTICLE IX

MISCELLANEOUS

9.1 Further Assurances. Whenever and so often as requested by either Purchaser, each Shareholder and Seller will promptly execute and deliver or cause to be executed and delivered all such other and further instruments, documents or assurances, and promptly do or cause to be done all such other and further things, as may be necessary and reasonably required in order to further and more fully vest in Purchasers all rights, interests, powers, benefits, privileges and advantages conferred or intended to be conferred by this Agreement. Without limiting the generality of the foregoing, Sellers agree to (a) close all deposit accounts of Sellers within two (2) Business Days following the Closing and (b) hold in trust for Purchasers and promptly remit to Purchasers any payments that Sellers receive in respect of the Purchased Assets, or in respect of the Business conducted with the Purchased Assets following the Closing.

9.2 Entire Agreement. This Agreement, including the Schedules and Exhibits hereto, and the documents and instruments to be executed and delivered pursuant hereto constitute the entire agreement among the parties with respect to the subject matter hereof, supercede all prior agreements and understandings among the parties with respect thereto, including, without limitation, that certain letter of intent dated June 13, 2005 between Parent and Southern Imaging, and no party shall be liable or bound to any other party in any manner by any promises, conditions, warranties, representations, or covenants except as specifically set forth herein or therein.

9.3 Successors and Assigns. This Agreement may not be assigned by any party hereto without the written consent of Purchasers and Sellers; provided, however, that Purchasers may assign its rights hereunder to any Affiliate of either Purchaser which assumes the obligations of Purchasers hereunder, but no such assignment shall relieve Purchasers of any such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective heirs, personal representatives, legatees, successors and permitted assigns. Notwithstanding anything to the contrary set forth herein, in the event of a conveyance, sale or other disposition of all or any portion of the Business and/or the Purchased Assets, Purchasers may from time to time assign and transfer to the purchaser thereof, all of the interest, rights and remedies of Purchasers in, to and with respect to the indemnification obligations of Sellers and Shareholders set forth in Article VIII. Sellers, Shareholders and their Affiliates and their successors and assigns hereby expressly consent to such assignment or assignments. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective heirs, personal representatives, legatees, successors and permitted assigns.

9.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware excluding its conflicts of law principles. In the event of any controversy or claim arising out of or relating to this Agreement or the breach or alleged breach hereof, each of the parties hereto irrevocably (a) submits to the exclusive jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware, (b) waives any objection which it may have at any time to the laying of venue of any action or proceeding brought in any such court, (c) waives any claim that such action or proceeding has been brought in an inconvenient forum and (d) agrees that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 9.12 shall be deemed good, proper and effective service upon such party.

9.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.6 Waiver of Compliance. Without limiting Purchasers’ right to indemnification pursuant to Section 8.2 for Damages incurred as a result of third party claims, suits or proceedings, Purchasers agree that Sellers’ non-compliance with any applicable bulk transfer provisions of the Uniform Commercial Code will not be deemed a breach or default under any representation or warranty by Sellers made under or in connection with this Agreement.

9.7 Amendments and Waivers. This Agreement may not be modified, nor may any term or provision hereof be waived or discharged, except by an instrument in writing signed by the party against whom enforcement of such modification, waiver or discharge is sought. No such waiver or discharge shall be deemed to be or shall constitute a waiver or discharge with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or discharge shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or discharge.

9.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9 Captions. The table of contents, headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.10 Certain References. The term “herein,” “hereof” “hereunder” or similar terms used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used. The word “including” shall mean “including without limitation”, whether or not expressed. Unless otherwise stated, all references herein to Articles, Sections, subsections or other provisions are references to Articles, Sections, subsections or other provisions of this Agreement.

9.11 Interpretation. The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

9.12 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier, facsimile transmission (with confirmation of receipt) or mailed (postage prepaid and by certified or registered mail, return receipt requested):

If to a Seller or a Shareholder, to:

Southern Imaging, Inc.

2720 Commodore Drive, Suite 150

Carrollton, Texas 75007

Attention: Art Thompson

Telephone: 888-446-1301

Facsimile: 972-446-8866

with a copy to:

Brady & Cole, P.C.

2000 Republic Center

325 N. St. Paul Street

Attention: Doug Brady, Esq.

Telephone: 214-744-2780

Facsimile: 214-744-2786

If to a Purchaser, to:

Dynabazaar, Inc.

888 Seventh Avenue, 17th Floor

New York, New York 10019

Attention: President

Telephone: 212-974-5700

Facsimile: 212-586-7684

with a copy to:

Herrick, Feinstein LLP

2 Penn Plaza, 11th Floor

Newark, New Jersey 07105

Attention: Daniel A. Swick, Esq.

Telephone: 973-274-2000

Facsimile: 973-274-2500

or to such other person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date on which so hand-delivered or telecommunicated or delivered by overnight courier or on the fifth business day following the date on which so mailed, except for a notice of change of address, which shall be effective only upon receipt thereof.

9.13 Expenses. Purchasers shall bear and pay the costs and expenses incurred by them (including but not limited to counsel, financial advisory and accounting fees and expenses) in connection with the transactions contemplated hereby. Shareholders shall bear and pay the costs and expenses incurred by them and the Sellers (including but not limited to counsel, financial advisory and accounting fees and expenses) in connection with the transaction contemplated hereby.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

COSTAR VIDEO SYSTEMS, LLC
By:

Name:
Title:

VIDEO SOLUTIONS TECHNOLOGY CENTER, LLC
By:

Name:
Title:

SOUTHERN IMAGING, INC.
By:

Name:
Title:

VIDEO SOLUTIONS TECHNOLOGY CENTER, INC.
By:

Name:
Title:

Arthur Thompson

Linda Merken

[Signatures continued on next page]

James Pritchett

William Switzer

Edward Kim

Chuck Merken, for purposes of Section 7.1(b), Section 7.2 and Section 7.4 only

DYNABAZAAR, INC., for purposes of Section 3.9 only
By:

Name:
Title:

[Schedules and Exhibits to Assets Purchase Agreement Intentionally Omitted]

APPENDIX A

DEFINITIONS

All Section references herein are to the Agreement, except as otherwise expressly provided.

The following terms, as used in the Agreement, have the following meanings:

“Affiliate” shall mean, with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, and also includes any stockholder, member, officer, manager or director of such Person.

“Applicable Deferred Payment Cap Amount” shall mean the maximum Deferred Payment payable during an Applicable Period as set forth in Section 3.7(a) as may be adjusted pursuant to Section 3.7(d).

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement, dated as of the Closing Date, between Sellers and Purchasers, in the form attached hereto as Exhibit E, pursuant to which Sellers shall assign to Purchasers the Assumed Contracts Rights and Purchasers shall assume the Assumed Contract Obligations.

“Assumed Contract Obligations” shall mean the liabilities and obligations arising after the Closing Date under the Assumed Contracts which Purchasers shall assume pursuant to the Assignment and Assumption Agreement; provided that the Assumed Contract Obligations shall not include (i) any payments required to be made, or costs or other expenses required to be incurred, by Sellers on or prior to the Closing Date with respect to any Assumed Contract, or (ii) any liabilities or obligations resulting from a breach by Sellers of an Assumed Contract or any of its duties or obligations thereunder on or prior to the Closing.

“Assumed Debt” shall mean the indebtedness of Sellers pertaining to the Business set forth on Schedule 2.3(a)(ii) hereto being assumed by Newco at the Closing.

“Balance Sheet” shall mean the balance sheet of each of the Sellers as of December 31, 2005.

“Bill of Sale” shall mean the Bill of Sale, dated as of the Closing Date, from Sellers to Purchasers in the form attached hereto as Exhibit D, pursuant to which Sellers shall transfer the Purchased Assets to Purchasers.

“Business Day” shall mean a day of the year on which banks are not required or authorized to be closed in the State of New York.

“Code” shall mean the Internal Revenue Code of 1986, as amended, together with all regulations issued or promulgated thereunder.

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“EBITDA” shall mean the consolidated net income of the Purchasers before interest, income taxes, depreciation and amortization. Any intercompany accounts (between Newco and Newco Sub) shall not be considered in calculating EBITDA. Each of the aforementioned shall be in accordance with GAAP. Any EBITDA resulting from a sale initiated or generated as a result of an acquisition of another business shall not be considered in calculating the EBITDA for purposes of this Agreement.

“Encumbrances” shall mean any mortgages, liens, pledges, security interests, leases, options or rights in third persons to acquire or lease, charges, adverse interests, judgments, claims, encumbrances, restrictions or defects of any kind or nature whatsoever.

“Environmental Laws” shall mean any and all federal, state, local and foreign, civil and criminal laws, statutes, rules, ordinances, codes, regulations, permits relating to the protection of health and the environment, worker health and safety and or governing the use, handling, storage, discharge or disposal of Hazardous Substances, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et. seq., the Resource Conservation and Recovery Act, 42 USC §6901 et. seq., the Occupational Health and Safety Act, 29 USC §651 et. seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC §136 et. seq.; and the state analogues thereto, all as amended or superseded from time to time.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, together with all regulations issued or promulgated thereunder, and all other Laws relating to the employment and compensation of employees.

“Financial Statements” shall mean (a) the reviewed balance sheet and statements of earnings, shareholders’ equity and cash flows of Sellers as of, and for, each of the fiscal years ended December 31, 2002 and December 31, 2001, respectively, b) the audited balance sheet and statements of earnings, shareholders’ equity and cash flows of Sellers as of, and for, each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, respectively, and (c) the reviewed interim balance sheet and statement of earnings, shareholders’ equity and cash flows of Sellers as of and for the three (3) month period ended March 31, 2006.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any public body, governmental, administrative or regulatory authority, agency, instrumentality or commission, including courts of competent jurisdiction and arbitral tribunals, whether Federal, state, local or foreign.

“Hazardous Substance” shall mean petroleum and petroleum products, radioactive materials, asbestos-containing materials, radon, lead-based paint, polychlorinated biphenyls, pesticides and any other chemicals, substances, wastes or materials regulated by any Environmental Law.

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“Intangible Rights Assignment Agreement” shall mean the Intangible Rights Assignment Agreement, dated as of the Closing Date, between Sellers and Purchasers, in the form attached hereto as Exhibit G, pursuant to which Sellers shall assign to Purchasers all of their right, title and interest in and under the Intangible Rights.

“Inventory Valuation” shall mean the value of the Inventory as determined in accordance with Section 3.2 hereof.

“Knowledge of Sellers” means the best knowledge, after reasonable inquiry, at any time, of each Seller, the Shareholders and the officers and directors of the Sellers.

“Laws” shall mean any statutes, ordinances, rules, regulations, orders, writ or other laws of any Governmental Authority.

“Material Adverse Effect” means any material adverse effect on the business, properties, operations, assets, prospects, condition (financial or otherwise), liabilities, or results of operations of either Seller, the Business or the Purchased Assets.

“Net Sales” shall mean, with respect to a specific period, the gross revenue of the Purchasers during such period, net of returns, allowances, rebates and discounts for such period, as determined in accordance with GAAP.

“Net Working Capital” means the cash, inventory, accounts receivable and prepaid expenses of the Business included in the Purchased Assets, minus the accounts payable and accrued expenses of the Business included in the Assumed Liabilities.

“Orders” shall mean any orders, writs, injunctions, judgments, decrees or awards of any Governmental Authority.

“Other Agreements” shall mean the Bill of Sale, the Assignment and Assumption Agreement, the Southern Imaging Lease Assignment Agreement, and the Video Solutions Lease Assignment Agreement.

“Person” means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust, trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Southern Imaging Lease Assignment Agreement” shall mean the assignment and assumption agreement dated as of the Closing Date between Southern Imaging and Newco and containing the consent of the landlord of the Southern Imaging Facility, in the form attached hereto as Exhibit B, pursuant to which Southern Imaging shall assign to Newco, and Newco shall assume, the lease for the Southern Imaging Facility.

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“Taxes” shall mean any domestic or foreign federal, state or local taxes, levies, imposts, duties or other like assessments or charges of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed thereon, whether payable by reason of contract, assumption, transferee liability, operation of law or otherwise (including any income, net income, gross income, receipts, windfall profit, severance, property, production, sales, use, license, excise, registration, franchise, employment, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, real property, personal property, federal highway use, commercial rent or environmental tax).

“Tax Returns” shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting information) required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Video Solutions Lease Assignment Agreement” shall mean the assignment and assumption agreement dated as of the Closing Date between Video Solutions and Newco Sub and containing the consent of the landlord of the Video Solutions Facility, in the form attached hereto as Exhibit C, pursuant to which Video Solutions shall assign to Newco Sub, and Newco Sub shall assume, the ease for the Video Solutions Facility.

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